

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2010

Scott A. Seasock
Chief Financial Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411

> **Re:** **Comm Bancorp, Inc.**
> **Form 8-K filed May 7, 2010**
> **Form 8-K/A filed May 12, 2010**
> **File No. 000-17455**

Dear Mr. Seasock:

We have completed our review of your Form 8-K filed May 7, 2010 and Form 8-K/A May 12, 2010 and have no further comments at this time.

Sincerely,

Rebekah Blakeley Moore
Staff Accountant